

September 29, 2023

Richard Heppenstall
Executive Vice President, Chief Financial Officer and Treasurer
ZimVie Inc.
10225 Westmoor Drive
Westminster, CO 80021

> **Re: ZimVie Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Form 8-K Filed March 1, 2023**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2023**
> **Response Letter Dated September 26, 2023**
> **File No. 001-41242**

Dear Richard Heppenstall:

We have reviewed your September 26, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 12, 2023 letter.

Form 8-K Filed March 1, 2023

Exhibit 99.1

1. We note your response to comment 3. As previously requested, please confirm that you will quantify each of the components and provide a discussion of the nature of each component for each period in which you include the adjustments titled, "acquisition, integration, divestiture and related" and "one-time carve-out allocations and other one-time costs". Also, it remains unclear why you are continuing to include the one-time characterization of the carve-out allocations and other costs, as this adjustment spans multiple periods. Please advise.

2.   We note your response to comment 4. While we appreciate that the $34.7 million adjustment for excess and obsolete inventory charges is limited to the products impacted by the discrete decision to rationalize the Spine products portfolio, this rationalization did not qualify for discontinued operations presentation. As such, this type of inventory write-off is considered normal charges incurred by businesses. As such, it remains unclear how you concluded that this adjustment is consistent with the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretation. Please advise.

You may contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services